Form N-SAR,
Sub-Item 77Q1(a)
Copies of any material amendments
to the registrants charter

Nuveen Diversified Currency Opportunities Fund f/k/a
Nuveen Multi-Currency Short-Term Government Income Fund

333-140868
811-22018


On September 13, 2012, the Board of Trustees of the above-referenced Fund approved an amendment to the Declaration of Trust of the Fund to change the name. Such Amendment was filed with the Commonwealth of Massachusetts, became effective October 10, 2012 and is attached hereto.